<u>**Attachment A**</u>

The changes to the prior disclosure included in the EchoStar Corporation Annual Report on Form 10-K for the year ended December 31, 2014 are shown in redlined text below.

Note 2. Hughes Retail Preferred Tracking Stock

Satellite and Tracking Stock Transaction

On February 20, 2014, EchoStar entered into agreements with certain subsidiaries of DISH Network pursuant to which, effective March 1, 2014, (i) EchoStar issued shares of its newly authorized Hughes Retail Preferred Tracking Stock (the "EchoStar Tracking Stock") and Hughes Satellite Systems Corporation ("HSS"), a subsidiary of EchoStar, also issued shares of its newly authorized Hughes Retail Preferred Tracking Stock (the "HSS Tracking Stock" and together with the EchoStar Tracking Stock, the "Tracking Stock") to DISH Network in exchange for five satellites (EchoStar I, EchoStar VII, EchoStar X, EchoStar XI, and EchoStar XIV), including the assumption of related in-orbit incentive obligations, and $11.4 million in cash and (ii) DISH Network began receiving certain satellite services on these five satellites from us (the "Satellite and Tracking Stock Transaction"). The Tracking Stock tracks the residential retail satellite broadband business of our Hughes segment, including certain operations, assets and liabilities attributed to such business (collectively, the "Hughes Retail Group" or "HRG"). The Satellite and Tracking Stock Transaction is consistent with the long term strategy of the Company to increase the scale of its satellite services business, which provides high-margin revenues, while continuing to benefit from the growth of the satellite broadband business. As a result of the additional satellites received in the Satellite and Tracking Stock Transaction, EchoStar has been able to increase short-term cash flow that it believes will better position it to achieve its strategic objectives.

EchoStar and HSS have adopted policy statements (the "Policy Statements") setting forth management and allocation policies for purposes of attributing all of the business and operations of EchoStar to either the Hughes Retail Group or the "EchoStar Group," which is defined as all other operations of EchoStar, including all existing and future businesses, other than the Hughes Retail Group. Among other things, the Policy Statements govern how assets, liabilities, revenue and expenses are attributed or allocated between HRG and the EchoStar Group. Such attributions and allocations generally do not affect the amounts reported in our consolidated financial statements, except for the attribution of stockholders' equity and net income or loss between the holders of Tracking Stock and common stock. The Policy Statements also do not significantly affect the way that management assesses operating performance and allocates resources within our Hughes segment.

~~See Note 9 for information about the five satellites received from DISH Network and Note 19 for information regarding the related satellite services agreements with DISH Network.~~ We provide unaudited attributed financial information for HRG and the EchoStar Group in an exhibit to our periodic reports on Form 10-Q and Form 10-K. Set forth below is information about certain terms of the Tracking Stock and the initial recording of the Satellite and Tracking Stock Transaction in our consolidated financial statements.

Description of the Tracking Stock

Tracking stock is a type of capital stock that the issuing company intends to reflect or "track" the economic performance of a particular business component within the company, rather than reflect the economic performance of the company as a whole. The Tracking Stock is intended to track the economic performance of the Hughes Retail Group. The shares of the Tracking Stock issued to DISH Network represent an aggregate 80.0% economic interest in the Hughes Retail Group (the shares ~~51.89%~~ issued as EchoStar Tracking Stock represent a 51.89% economic interest in the Hughes Retail Group and the shares ~~28.11%~~ issued as HSS Tracking Stock represent a 28.11% economic interest in the Hughes Retail Group). In addition to the remaining 20.0% economic interest in the Hughes Retail Group, EchoStar retains all economic interest in the wholesale satellite broadband business and other businesses of EchoStar. The 80.0% economic interest was determined at the time of issuance based on the estimated fair value of the consideration received from DISH Network in exchange for the Tracking Stock, consisting of the five satellites and $11.4 million in cash, relative to the estimated fair value of the Hughes Retail Group. The allocation of economic interest represented by the Tracking Stock of 51.89% issued as EchoStar Tracking Stock and 28.11% issued as HSS Tracking Stock reflected the relative assignment to HSS Tracking Stock and EchoStar Tracking Stock of the aggregate increase in equity resulting from DISH Network's contribution of the satellites and cash. The tracking stock structure and the allocation of the tracking stock economic interest between EchoStar and HSS was advantageous to EchoStar from an economic and tax perspective by allowing the Company to increase cash flow by using the value of the Hughes Retail Group to purchase the satellites from DISH Network.

While DISH Network, as the holder of the Tracking Stock, holds an aggregate 80.0% economic interest in the Hughes Retail Group, the ~~The~~ Hughes Retail Group is not a separate legal entity and therefore cannot own assets, issue securities or enter into legally binding agreements. Holders of the Tracking Stock have no direct claim to the assets of the Hughes Retail Group; rather, holders of the Tracking Stock are stockholders of its respective issuer (EchoStar or HSS) and are subject to all risks and liabilities of the issuer.

The EchoStar Tracking Stock is a series of preferred stock consisting of 13,000,000 authorized shares with a par value of $0.001 per share, of which 6,290,499 shares were issued to DISH Network on March 1, 2014. The HSS Tracking Stock is a series of HSS preferred stock consisting of 300 authorized shares with a par value of $0.001 per share, of which 81.128 shares were issued to DISH Network on March 1, 2014. Following the issuance of the shares of the EchoStar Tracking Stock and the HSS Tracking Stock, DISH Network held 6.5% and 7.5% of the aggregate number of outstanding shares of EchoStar and HSS capital stock, respectively.

Holders of shares of the Tracking Stock vote with holders of the outstanding shares of common stock of its respective issuer, as a single class, with respect to any and all matters presented to stockholders for their action or consideration. Each share of the Tracking Stock is entitled to one-tenth (1/10th) of one vote, which resulted in a relative loss of voting power for our Class A and Class B Common Stockholders. In the event of a liquidation of EchoStar, holders of shares of EchoStar Class A Common Stock, EchoStar Class B Common Stock and the EchoStar Tracking Stock are entitled to receive their respective proportionate interests in the net assets of EchoStar, if any, remaining for distribution upon liquidation, pro rata based upon the aggregate market value of outstanding shares of the EchoStar Tracking Stock (determined by an independent appraisal to the extent such shares are not then listed or quoted on any U.S. national or regional securities exchange or quotation system) as compared to the aggregate market value of outstanding shares of EchoStar Class A Common Stock and EchoStar Class B Common Stock. Similarly, in the event of a liquidation of HSS, holders of shares of HSS common stock and HSS Tracking Stock are entitled to receive their respective proportionate interests in the net assets of HSS, if any, remaining for distribution upon liquidation, pro rata based upon the aggregate market value of outstanding shares of HSS Tracking Stock as compared to the aggregate market value of outstanding shares of HSS common stock. Market values of HSS Tracking Stock and HSS common stock are to be determined by an independent appraisal to the extent such shares are not then listed or quoted on any U.S. national or regional securities exchange or quotation system.

Should our board of directors, or the board of directors of HSS, make a future determination to pay a dividend on any shares of capital stock, the respective board of directors may, in its sole discretion, declare dividends only on shares of common stock, only on shares of the Tracking Stock or on shares of both the common stock and the Tracking Stock of the respective company. No dividend or other distribution may be paid on any shares of EchoStar Tracking Stock unless a dividend or distribution in an equivalent amount is paid on shares of HSS Tracking Stock and no dividend or other distribution may be paid on any shares of HSS Tracking Stock unless a dividend or distribution in an equivalent amount is paid on shares of EchoStar Tracking Stock.

EchoStar and HSS may each, at its option, redeem all of the outstanding shares of its Tracking Stock in exchange for shares of common stock in an HRG Holding Company (as defined below), which EchoStar is required to establish pursuant the Investor Rights Agreement discussed below.

Investor Rights Agreement

In connection with the Satellite and Tracking Stock Transaction, EchoStar, HSS and DISH Network entered into an agreement (the "Investor Rights Agreement") setting forth certain rights and obligations of the parties with respect to the Tracking Stock. Among other provisions, the Investor Rights Agreement provides: (i) certain information and consultation rights for DISH Network; (ii) certain transfer restrictions on the Tracking Stock and certain rights and obligations to offer and sell under certain circumstances (including a prohibition on transfer of the Tracking Stock until March 1, 2015), with continuing transfer restrictions (including a right of first offer in favor of EchoStar) thereafter, an obligation to sell the Tracking Stock to us in connection with a change of control of DISH Network and a right to require us to repurchase the Tracking Stock in connection with a change of control of EchoStar, in each case subject to certain terms and conditions; and (iii) certain protective covenants afforded to holders of the Tracking Stock; and (iv) a requirement for EchoStar to establish a holding company subsidiary (an "HRG Holding Company") that is directly or indirectly wholly-owned by EchoStar and that will hold the Hughes Retail Group.

In addition, the Investor Rights Agreement provides that DISH Network may, on or after September 1, 2016, require EchoStar to use its commercially reasonable efforts to register some or all of the outstanding shares of the Tracking Stock under the Securities Act of 1933, subject to certain terms and conditions (including our right, upon the receipt of a demand for registration, to offer to repurchase all of the Tracking Stock). In connection with any demand for registration, DISH Network may require any outstanding shares of the HSS Tracking Stock to be exchanged for shares of the EchoStar Tracking Stock with an equivalent economic interest in the Hughes Retail Group. In the event that a registration of shares of Tracking Stock is effected, EchoStar is required to use its reasonable best efforts to amend the terms of the Tracking Stock so that the Tracking Stock will be convertible or exchangeable for shares of EchoStar Class A Common Stock with equivalent market value.

Attachment B

Modification of Existing Risk Factor.

The new disclosure is indicated in red underlined text below.

The preferred tracking stock in our capital structure may create conflicts of interest for our board of directors and management, and our board of directors may make decisions that could adversely affect only one group of holders.

Our preferred tracking stock capital structure could give rise to occasions when the interests of holders of stock of one group might diverge or appear to diverge from the interests of holders of stock of the other group and our board of directors or officers could make decisions that could adversely affect only one group of holders. Nevada law requires that our board of directors and officers act in good faith and with a view to the interest of the company and are not required to consider, as a dominant factor, the effect of a proposed corporate action upon any particular group of stockholders. Decisions deemed to be in the interest of our company may not always align with the best interest of a particular group of our stockholders when considered independently. Examples include, but are not limited to:
- decisions as to the terms of any business relationships that may be created between the EchoStar Group and the Hughes Retail Group and the terms of any reattributions of assets between the groups;
- decisions as to the allocation of corporate opportunities between the groups, especially where the opportunities might meet the strategic business objectives of both groups;
- decisions as to operational and financial matters that could be considered detrimental to one group but beneficial to the other;
- decisions as to the internal or external financing attributable to businesses or assets attributed to either of our groups;
- decisions as to the payment of dividends on our common stock or preferred tracking stock; and
- decisions as to the disposition of assets of either of our groups.

In addition, as the Tracking Stock is currently held by DISH Network, questions relating to conflicts of interest may also arise between DISH Network and us due to our common ownership and management.

Provisions of Nevada law and our articles of incorporation may protect decisions of our board of directors and officers that have a disparate impact on one group of holders. Our stockholders may have limited or no legal remedies under Nevada law with respect to such decisions even if the actions of our directors or officers adversely affect the market value of our common stock.

New Risk Factors

The preferred tracking stock results in vote dilution for existing holders of common stock.

Each share of preferred tracking stock is entitled to one-tenth (1/10th) of one vote per share. This voting right will cause a reduction in the relative voting power of our exiting common stock holders. As a result of the dilutive effect of the preferred tracking stock, the ability of existing holders of common stock to elect our directors or to control all other matters requiring the approval of our stockholders may be reduced.

We generally may dispose of assets of the Hughes Retail Group without shareholder approval.

Nevada law requires stockholder approval only for a sale or other disposition of all or substantially all of the assets of the Company, taken as a whole, and our amended articles of incorporation do not require a separate class vote in the case of a sale of a significant amount of assets of any of our groups. As long as the assets attributed to the Hughes Retail Group proposed to be disposed of represent less than substantially all of our assets, we may approve sales and other dispositions of any amounts of the assets of such group without any shareholder approval. Based on the composition of the Hughes Retail Group, we believe that a sale of all or substantially all of the assets of the Hughes Retail Group would not be considered a sale of substantially all of the assets of our company requiring stockholder approval. Our board of directors would determine how best to proceed in any such sale consistent with its fiduciary duties to all of our shareholders. Ultimately, however, our board of directors is not required under Nevada law to select the option that would result in the highest value to holders of any group of our common stock.

The market value of our common stock could be adversely affected by events involving the assets and businesses attributed to only the Hughes Retail Group.

Because we are the issuer of common stock and preferred tracking stock, events relating to the assets and businesses attributed to the Hughes Retail Group, such as earnings announcements or announcements of new products or services, or acquisitions or dispositions that the market does not view favorably, may cause an adverse reaction to our common stock. This could occur even if the triggering event is not material to us as a whole.

Attachment C

The new disclosure is indicated in red text below.

Equity Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, to the best of our knowledge, the beneficial ownership of our voting securities as of the close of business on the Record Date by: (i) each person known by us to be the beneficial owner of more than five percent of any class of our voting securities; (ii) each of our directors; (iii) our Chief Executive Officer, Chief Financial Officer and next three most highly compensated executive officers in 2014 (collectively, the "Named Executive Officers" or "NEOs"); and (iv) all of our directors and executive officers as a group. Unless otherwise indicated, each person listed in the following table (alone or with family members) has sole voting and dispositive power over the shares listed opposite such person's name.

Name (1)	Amount and Nature of Beneficial Ownership	Percentage of Class	Total Voting Power (2)
Class A Common Stock:			
Charles W. Ergen (3)	34,142,153	43.7%	62.6%
Putnam Investment, LLC (4)	11,390,215	25.8%	2.2%
William R. Gouger (5)	15,191,559	25.6%	29.1%
Vanguard Group, Inc. (6)	2,643,966	6.0%	*
Michael T. Dugan (7)	710,893	1.6%	*
David J. Rayner (8)	47,848	*	*
Tom A. Ortolf (9)	37,000	*	*
Anthony M. Federico (10)	25,146	*	*
Dean A. Manson (11)	16,172	*	*
C. Michael Schroeder (12)	13,020	*	*
Mark W. Jackson (13)	3,500	*	*
R. Stanton Dodge (14)	511	*	*
Pradman P. Kaul (15)	341	*	*
All Directors and Executive Officers as a Group (14 persons) (16)	35,307,273	46.3%	62.7%
Class B Common Stock:			
Charles W. Ergen (3)	32,498,594	68.1%	62.6%
Trusts (17)	15,188,445	31.9%	29.0%
All Directors and Executive Officers as a Group (14 persons) (16)	32,498,594	68.1%	62.7%
Hughes Retail Preferred Tracking Stock:			
DISH Network L.L.C. (18)	6,290,499	100%	*

---

* Less than 1%.

(1)   Except as otherwise noted below, the address of each such person is 100 Inverness Terrace East, Englewood, Colorado 80112. As of the close of business on the Record Date, there were 44,223,022 Class A Shares outstanding; 47,687,039 Class B Shares outstanding; and 6,290,499 Preferred Tracking Shares outstanding. Class B Shares are convertible into Class A Shares on a one-for-one basis at any time.

(2)   Describes the total voting power held by each beneficial owner taking into account all classes of shares held by such beneficial owner.

(3)   Mr. Ergen's beneficial ownership includes: (i) 203,262 Class A Shares held directly by Mr. Ergen; (ii) 3,705 Class A Shares held by Mr. Ergen in the DISH Network 401(k) Employee Savings Plan (the "DISH 401(k) Plan"); (iii) 1,420,000 Class A Shares subject to employee stock options that are either currently exercisable or may become exercisable within 60 days of the Record Date; (iv) 47 Class A Shares held by Mrs. Ergen; (v) 201 Class A Shares held by Mrs. Ergen in the DISH 401(k) Plan; (vi) 5,472 Class A Shares held by Mr. Ergen as custodian for one of Mr. Ergen's children; (vii) 5,472 Class A Shares held by one of Mr. Ergen's children; (viii) 5,400 Class A Shares

held by a charitable foundation for which Mr. Ergen is an officer; and (ix) 32,498,594 Class A Shares issuable upon conversion of Mr. Ergen's Class B Shares. Because each Class B Share is entitled to 10 votes per share, Mr. Ergen beneficially owns equity securities of the Corporation representing approximately 62.6% of the voting power of the Corporation (assuming no conversion of the Class B Shares and after giving effect to the exercise of Mr. Ergen's options that are either currently exercisable or may become exercisable within 60 days of the Record Date).

Mr. Ergen's beneficial ownership of Class A Shares excludes 15,190,081 Class A Shares, including 15,188,445 Class A Shares issuable upon conversion of Class B Shares, held by certain grantor retained annuity trusts ("GRATs") and other trusts established by Mr. Ergen for the benefit of his family, including: (A) 1,456,698 Class A Shares issuable upon conversion of Class B Shares currently held by the Ergen Five-Year GRAT dated November 30, 2010; (B) 10,000,000 Class A Shares issuable upon conversion of Class B Shares currently held by the Ergen Three-Year 2014 SATS GRAT dated May 30, 2014; and (C) 3,733,383 Class A Shares, including 3,731,747 Class A Shares issuable upon conversion of Class B Shares, which are held by certain trusts established by Mr. Ergen for the benefit of his family.

(4) The address of Putnam Investments, LLC (d/b/a Putnam Investments) is One Post Office Square, Boston, Massachusetts 02109. Of the Class A Shares beneficially owned, Putnam Investments has sole voting power as to 25,589 Class A Shares beneficially owned by it and sole dispositive power as to 11,390,215 Class A Shares beneficially owned by it. The foregoing information is based solely upon a Schedule 13G/A filed by Putnam Investments with the SEC on February 17, 2015.

(5) The address of Mr. William R. Gouger is 5701 S. Santa Fe Drive, Littleton, Colorado 80123. Mr. Gouger's beneficial ownership includes: (i) 28 Class A Shares owned directly by Mr. Gouger; (ii) 1,450 Class A Shares held by Mr. Gouger in the DISH 401(k) Plan; (iii) 3,731,747 Class B Shares and 1,636 Class A Shares beneficially owned by Mr. Gouger solely by virtue of his position as trustee of certain trusts established by Mr. Ergen for the benefit of Mr. Ergen's family; (iv) 1,456,698 Class B Shares beneficially owned by Mr. Gouger solely by virtue of his position as trustee of the Ergen Five-Year GRAT dated November 30, 2010; and (v) 10,000,000 Class B Shares beneficially owned by Mr. Gouger solely by virtue of his position as trustee of the Ergen Three-Year 2014 SATS GRAT dated May 30, 2014. These GRATs and other trusts beneficially own approximately 15.5% of our total equity securities (including all Class A Shares, Class B Shares and Preferred Tracking Shares) and possess approximately 29.1% of our total voting power.

(6) The address of Vanguard Group, Inc. is 100 Vanguard Blvd., Malvern, Pennsylvania 19355. Of the Class A Shares beneficially owned, Vanguard Group, Inc. has sole voting power as to 28,597 Class A Shares beneficially owned by it and sole dispositive power as to 2,618,869 Class A Shares beneficially owned by it. The foregoing information is based solely upon a Schedule 13G/A filed by Vanguard Group, Inc. with the SEC on February 11, 2015.

(7) Mr. Dugan's beneficial ownership includes: (i) 206 Class A Shares held directly by Mr. Dugan; (ii) 1,373 Class A Shares held by Mr. Dugan in the Corporation's 401(k) Employee Savings Plan (the "401(k) Plan"); and (iii) 709,314 Class A Shares subject to employee stock options that are either currently exercisable or may become exercisable within 60 days of the Record Date.

(8) Mr. Rayner's beneficial ownership includes: (i) 7,219 Class A Shares held directly by Mr. Rayner; (ii) 629 Class A Shares held by Mr. Rayner in the 401(k) Plan; and (iii) 40,000 Class A Shares subject to employee stock options that are either currently exercisable or may become exercisable within 60 days of the Record Date.

(9) Mr. Ortolf's beneficial ownership includes: (i) 12,000 Class A Shares that are held by a partnership of which Mr. Ortolf is a partner and that are held as collateral for a margin account; and (ii) 25,000 Class A Shares subject to nonemployee director stock options that are either currently exercisable or may become exercisable within 60 days of the Record Date.

(10) Mr. Federico's beneficial ownership includes: (i) 146 Class A Shares held directly by Mr. Federico; and (ii) 25,000 Class A Shares subject to nonemployee director stock options that are either currently exercisable or may become exercisable within 60 days of the Record Date.

(11) Mr. Manson's beneficial ownership includes: (i) 1,071 Class A Shares held directly by Mr. Manson; (ii) 101 Class A Shares held by Mr. Manson in the 401(k) Plan; and (iii) 15,000 Class A Shares subject to employee stock options that are either currently exercisable or may become exercisable within 60 days of the Record Date.

(12) Mr. Schroeder's beneficial ownership includes: (i) 3,020 Class A Shares held by a trust for which Mr. Schroeder is the trustee; and (ii) 10,000 Class A Shares subject to nonemployee director stock options that are either currently exercisable or may become exercisable within 60 days of the Record Date.

(13) Mr. Jackson's beneficial ownership includes: (i) 143 Class A Shares held directly by Mr. Jackson; and (ii) 3,357 Class A Shares held by Mr. Jackson in the 401(k) Plan.

(14) Mr. Dodge's beneficial ownership includes: (i) 83 Class A Shares held directly by Mr. Dodge; and (ii) 428 Class A Shares held by Mr. Dodge in the DISH 401(k) Plan.

(15) Mr. Kaul's beneficial ownership includes: (i) 240 Class A Shares held directly by Mr. Kaul; and (ii) 101 Class A Shares held by Mr. Kaul in the 401(k) Plan.

(16) Includes: (i) 217,852 Class A Shares; (ii) 11,802 Class A Shares held in the 401(k) Plan; (iii) 2,547,614 Class A Shares subject to employee and nonemployee director stock options that are either currently exercisable or may become exercisable within 60 days of the Record Date; (iv) 12,000 Class A Shares held in a partnership; (v) 32,498,594 Class A Shares issuable upon conversion of Class B Shares; (vi) 5,472 Class A Shares held in the name of, or in trust for, children and other family members; (vii) 5,400 Class A Shares held by a charitable foundation; (viii) 5,519 Class A Shares held by a spouse or child; and (ix) 3,020 Class A Shares held in trust.

(17) Held by certain trusts established by Mr. Ergen for the benefit of Mr. Ergen's family of which Mr. Gouger is trustee.

(18) The address of DISH Network L.L.C. is 9601 South Meridian Blvd., Englewood, Colorado 80112. Each Preferred Tracking Share is entitled to one-tenth (1/10th) of one vote. Based on Mr. Ergen's beneficial ownership of approximately 81.9% of the voting power of DISH Network Corporation (based solely upon the Form 10-K filed by DISH Network Corporation with the SEC on February 23, 2015), Mr. Ergen is deemed to be the indirect beneficial owner of the Preferred Tracking Shares to the extent of his pecuniary interest therein.